EXCEL PROPERTIES, LTD.

17140 Bernardo Center Drive, #310

San Diego, CA  921278

(p) 858.613.1800     (f) 858.487.9890

March 30, 2005

Ms. Linda van Doorn

Mr. Josh Forgione

Division of Corporation Finance

United States Securities and Exchange Commission

450 Fifth Street, N.W.

Washington, D.C.  20549

RE:                         Excel Properties, Ltd.

Form 10-K for the year ended December 31, 2004

File No. 033-02320

Dear Ms. Linda van Doorn and Mr. Josh Forgione

Pursuant to your letter dated March 28, 2005, please note the following:

Staff Comment

Please have your auditors revise their report to indicate that their audits were conducted in accordance with standards of the Public Company Accounting Oversight Board (United States).  Refer to the illustrative audit report in the Public Company Accounting Oversight Board’s Auditing Standard No. 1.

Company Response

The auditor report has been revised in accordance with the staff comment.

Also, per your letter, the company acknowledges that:

•                                        The Company is responsible for the adequacy and accuracy of the disclosure in the filings:

•                                          Staff comments or changes to disclosure in response to staff coments do not foreclose the Commission from taking any action with respect to the filings;

•                                          The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please feel free to call Gary Sabin at (858) 613-1800 ext. 410 or me at (858) 613-1800 ext. 445 with any questions.

Sincerely,

/s/ James Y. Nakagawa

James Y. Nakagawa

Cc:                             Gary Sabin, Excel Properties, Ltd.

Ray Bartholomew, Squire & Co.

Bruce Rushall, Esq., Rushall & McGeever